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03012339 CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 50286

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH, DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grattan Financial Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8814 E. Huntington Drive
(No. and Street)

San Gabriel,	CA	91775-1271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Georgene M. Grattan 626-451-0840
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Weil & Associates
(Name — *if individual, state last, first, middle name*)

9191 Towne Centre Drive Suite 406	San Diego	CA	92122
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information

CM 3/17

OATH OR AFFIRMATION

I, GEORGENE M. GRATTAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRATTAN FINANCIAL SECURITIES INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KATHLEEN R. WHITTINGTON
Comm. # 1329096
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires Nov. 21, 2005

Signature

President / CEO
Title

Kathleen R. Whittington
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRATTAN FINANCIAL SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2002 and 2001

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Grattan Financial Securities, Inc.
Los Angeles, California

We have audited the accompanying statements of financial condition of Grattan Financial Securities, Inc. as of December 31, 2002 and 2001, and the related statements of income and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange act of 1934. These financial statements are the representations of Grattan Financial Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grattan Financial Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Weil & Associates

San Diego, California
February 19, 2003

GRATTAN FINANCIAL SECURITIES, INC.
STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current Assets		
Cash	$67,667	$17,385
Receivable from brokers and dealers	38,838	19,601
Receivable, officer	1,035	6,439
Receivable, related party	31,249	0
Other receivable	12,768	0
Investment	3,300	3,300
Prepaid taxes	0	1,033
Deposit	25,000	25,000
Total Current Assets	179,857	72,758
Fixed Assets		
Property and equipment, net of accumulated depreciation of $21,641 and $14,941, respectively	7,730	14,430
Total Fixed Assets	7,730	14,430
Total Assets	$187,587	$87,188

LIABILITIES and STOCKHOLDERS' EQUITY

	2002	2001
Current Liabilities		
Accounts payable	$44,190	$13,282
Accrued expenses	5,500	12,442
Loan payable, related party	0	23,416
Payroll taxes payable	(177)	4,209
Income tax payable	20,782	0
Total Current Liabilities	70,295	53,349
Stockholders' Equity		
Common stock, 100,000 shares authorized, 20,000 shares issued and outstanding, $1 par	20,000	20,000
Additional paid in capital	42,843	22,843
Retained earnings	54,449	(9,004)
Total Stockholders' Equity	117,292	33,839
Total Liabilities and Stockholders' Equity	$187,587	$87,188

GRATTAN FINANCIAL SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenue		
Commissions and fees	$893,762	$1,599,648
Total Revenue	893,762	1,599,648
Expense		
Commissions	488,837	1,233,832
Insurance	21,927	32,270
Professional services	42,996	18,663
Clearing charges	38,787	43,010
License and permits	2,899	6,803
Employee compensation and benefits	196,856	240,205
Rent	12,000	12,000
Other expenses	52,456	66,555
Total Expenses	856,758	1,653,338
Total Other (Income) and Expense		
Interest income	(2,663)	(6,437)
Other income	(61,000)	(40,005)
Bad debt	7,337	0
Interest expense	619	136
Depreciation expense	6,700	6,357
Total Other (Income) and Expense	(49,007)	(39,949)
INCOME BEFORE PROVISION FOR INCOME TAXES	86,011	(13,741)
Income tax provision	22,558	800
NET INCOME (LOSS)	$63,453	($14,541)

See Accompanying Notes and Auditor's Report

GRATTAN FINANCIAL SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$63,453	($14,541)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	6,700	6,357
Decrease (Increase) in receivable from Brokers and Dealers	(19,237)	(190)
Decrease (Increase) in officer receivable	5,404	(280)
Decrease (Increase) in related party receivable	(31,249)	0
Decrease (Increase) in other receivable	(12,768)	0
Decrease (Increase) in prepaid taxes	1,033	(1,033)
(Decrease) Increase in accounts payable	30,908	(62,281)
(Decrease) Increase in accrued expenses	(6,942)	9,942
(Decrease) Increase in loan payable	(23,416)	12,866
(Decrease) Increase in payroll tax payable	(4,386)	(163)
(Decrease) Increase in income tax payable	20,782	(1,000)
Total Adjustments	(33,171)	(35,782)
Net cash provided by (used in) operations	30,282	(50,323)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	0	(8,572)
Net cash used in investing activities	0	(8,572)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additions to paid in capital	20,000	0
Net cash used in investing activities	20,000	0
Net change in cash	50,282	(58,895)
Cash at beginning of period	17,385	76,280
Cash at end of period	$67,667	$17,385

GRATTAN FINANCIAL SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Common Stock		
Balance at beginning of year	$20,000	$20,000
Purchases	0	0
Sales	0	0
Balance at end of year	$20,000	$20,000
Additional paid in capital		
Balance at beginning of year	$22,843	$22,843
Contributions	20,000	0
Balance at end of year	$42,843	$22,843
Retained earnings		
Balance at beginning of year	($9,004)	$5,537
Net income (loss)	63,453	(14,541)
Balance at end of year	$54,449	($9,004)

GRATTAN FINANCIAL SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer and is a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the business day following the transaction date.

Note B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Risks and Uncertainties
The Company believes that the diversity and breadth of the Company's product and service offering, customers, as well as the general stability of the economies in the markets in which it operates significantly mitigates the risk of a severe impact occurring in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Advertising Costs
The company expenses advertising costs in full as incurred. During the year ended December 31, 2002 and 2001, the Company had advertising costs of $9,793 and $20,731, respectively.

Note B - Accounting Policies (continued)

Investments

In accordance with generally accepted accounting principles and those certain pronouncements as issued by the American Institute of Certified Public Accountants, investments in marketable securities with readily determinable fair values are recorded at fair market value.

Receivable from Brokers and Dealers

All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of acquisition
Furniture and Fixtures	5 years
Office Equipment	3 to 5 years

Customer Transactions

The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions, other than mutual fund transactions, are cleared through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

Note C - Cash

The Company maintains its cash balances at a bank located in Los Angeles, California. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2002 and 2001 there were no uninsured portions of the balances held at the bank.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2002 and 2001, the Company had net capital requirements of $5,000 and net capital of approximately $61,210 and $8,637 respectively.

Note E – K(2)(ii) Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Furniture and Equipment

	2002	2001
Equipment	$29,371	$ 29,371
Less: Accumulated Depreciation	(21,641)	(14,941)
Net Fixed Assets	$ 7,730	$ 14,430

Note G – Income Tax provision

As of December 31, 2002, the Company has made a $15,038 Federal and a $5,744 California State Income Tax Provision.

Note H – Related Party Transactions

As of December 31, 2002 the Company had a $31,249 receivable from a corporation, which is wholly owned by one of the majority owners of Grattan Financial Securities, Inc. for services provided and expenses paid on behalf of the corporation.

During the year ended December 31, 2000 the Company entered into a lease agreement for office space from one of the majority owners. The terms of the lease call for monthly payments of $1,000 for the period August 1, 2001 to July 31, 2005. During 2002 the Company paid total rent to this individual of $3,000 and had recorded an accrued liability of $9,000 as of December 31, 2002.

As of December 31, 2002 the Company had an advance receivable from one of the majority owners of $1,035.

Note I – Litigation

Kramer – A former client has filed a claim against the Company for restitution of the principal amount invested by the customer, related fees, charges, premiums and also punitive damages in the amount not less than $200,000. The Company believes it has meritorious defenses to the customer's demand and intends to defend itself vigorously. The Company has filed a third party claim against a former representative of the Company for indemnification of any losses suffered by the Company arising from the claim. The case is set for a three-day arbitration on March 4, 2003. Legal counsel believes that there will be some liability against the Company, but is unable to estimate the amount of any loss at this time.

Related to the above matter the NASD and the SEC have opened an investigation against the outside broker. At this time the Company has not been notified of any actions or determination of violations against the broker or the Company. If any determination was made against the Company, the Company believes that it has meritorious defenses against any actions and would defend itself vigorously.

Guild - A former client has filed a claim against the Company for restitution of the principal amount invested by the customer not more than $180,000. The Company believes it has meritorious defenses to the customer's demand and intends to defend itself vigorously. The case is set for a three-day arbitration on September 17, 2003. Legal counsel believes that it is too early to determine the outcome of this case or the amount of potential loss.

GRATTAN FINANCIAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2002 AND 2001

Grattan Financial Securities, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

GRATTAN FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2002 AND 2001

SCHEDULE I

	2002	2001
EQUITY	$117,292	$33,839
Less Non Allowable Assets		
Other Receivable	45,052	6,439
Prepaid Expenses	0	1,033
Furniture and Fixtures (net of depreciation)	7,730	14,430
Total Non Allowable Assets	52,782	21,902
Net capital before haircuts	64,510	11,937
(Increase) Decrease in Hair Cuts or Undue Concentration	3,300	3,300
NET CAPITAL	$61,210	$8,637
Total Liabilities	70,295	53,349
Aggregated Indebtedness	70,295	53,349
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	4,689	3,558
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	56,210	3,637
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$54,180	$3,302

See Accompanying Notes and Auditor's Report

GRATTAN FINANCIAL SECURITIES, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
DECEMBER 31, 2002 AND 2001

SCHEDULE II

	2002	2001
NET CAPITAL PER FOCUS II REPORT	$88,448	$16,989
Increase (Decrease) in Income due to audit adjustments	(6,860)	(18,981)
(Increase) Decrease in non allowable assets	(17,078)	13,929
(Increase) Decrease in Hair Cuts Undue Concentration	(3,300)	(3,300)
NET CAPITAL	$61,210	$8,637
RECONCILIATION OF AUDIT ADJUSTMENTS:		
Adjustments to accounts receivable	$19,093	$11,436
Adjustments to fixed assets	(8,909)	(7,226)
Adjustments to accruals	3,942	(10,942)
Adjustments to payables	0	(13,282)
Provision for income tax	(21,815)	1,033
Adjustments to other receivable	829	0
Increase (Decrease) in income due to audit adjustments	($6,860)	($18,981)

See Accompanying Notes and Auditor's Report

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

The Board of Directors
Grattan Financial Securities, Inc.
Los Angeles, California

In planning and performing our audits of the financial statements of Grattan Financial Securities, Inc. for the years ended December 31, 2002 and 2001 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Grattan Financial Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Securities and Exchange Commission Rule 17a-3(a)(II); and (2) the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities audits, counts, verification and comparison, and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer deposits.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required, to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of the financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition, and that the degree of compliance with procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving the internal control structure that would be considered material weaknesses as defined above. In addition, no condition came to our attention to cause us to believe that the Company was not in compliance with the exemptive provision of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate, at December 31, 2002 and 2001, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Luther, Weil & Associates

San Diego, California
February 19, 2003